METALLA REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2023 AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
November 10, 2023

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three and nine months ended September 30, 2023. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three and nine months ended September 30, 2023, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, President, and CEO of Metalla, commented, "In the third quarter of 2023 we announced the largest transaction in the Company’s history, to merge with Nova Royalty, creating one of the most robust growth portfolios in the royalty sector. Financially, we saw strong production led by El Realito and expect to meet or exceed the upper range of guidance for the year.  The merger is expected to close in the fourth quarter of 2023, and we look forward to building the combined company into an intermediate royalty company that will deliver long-term value for our shareholders."

FINANCIAL HIGHLIGHTS

During the nine months ended September 30, 2023, and the subsequent period up to the date of this news release, the Company:

  Announced that it had entered into an arrangement agreement dated September 7, 2023, whereby, the Company would acquire all of the issued and outstanding shares of Nova Royalty Corp. (TSX-V: NOVR) ("Nova") pursuant to a plan of arrangement (the "Nova Transaction").  Pursuant to the Nova Transaction, Nova shareholders will receive 0.36 of a Metalla common share (the "Common Shares")  per common share of Nova (For additional details see Nova Royalty Acquisition);

  On September 8, 2023, announced a strategic partnership with Beedie Capital ("Beedie"), whereby concurrent with closing of the Nova Transaction, Beedie, has agreed to: (i) subscribe for an equity placement into Metalla for C$15.0 million at C$5.29 per unit; (ii) amend the convertible loan facility (the "Beedie Loan Facility") between Metalla and Beedie from to increase the principal amount C$25.0 million to C$50.0 million; (iii) amend the conversion price of the C$4.2 million outstanding under the Beedie Loan Facility to C$6.00 per share; and (iv) drawdown from the Beedie Loan Facility, at closing of the Nova Transaction, an amount equal to the principal and unpaid interest and fees outstanding under the convertible loan agreement with Nova (the "Nova Loan Facility") to refinance and retire the Nova Loan Facility (For additional details see Nova Royalty Acquisition);
  Acquired 1 stream and 5 royalties, to bring the total held as at the date of this press release to 82 precious metals assets, through the following transactions:

i. Acquired an existing 2.5%-3.75% sliding scale Gross Proceeds ("GP") royalty over gold, together with a 0.25%-3.0% Net Smelter Return ("NSR") royalty on all non-gold and silver metals on the majority of Barrick Gold Corporation's ("Barrick") world-class Lama project in Argentina, from an arm's length seller for aggregate consideration of $7.5 million. The transaction closed on March 9, 2023, at which time the Company paid the $2.5 million in cash, and issued 466,827 Common Shares to the seller (valued at $5.3553 per share). The remaining $2.5 million, to be paid in cash or Common Shares, is payable within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or 36 months after the closing date;

ii. Acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for $5.0 million in Common Shares valued at $5.3228 per share, representing the 20-day Volume-Weighted Average Price ("VWAP") of shares of Metalla traded on the NYSE prior to the announcement of the transaction. The transaction closed on February 23, 2023, at which time the Company issued 939,355 Common Shares to Alamos. The stream and royalties acquired in this transaction include:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.
  Sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, to Nevada Gold Mines LLC ("NGM"), an entity formed by Barrick and Newmont Corporation ("Newmont"), for $5.0 million in cash. The Company will retain a 3.0% NSR royalty on the property.  Additionally, sold the Conmee mineral claims that make up the Tower Mountain property to Thunder Gold Corp. ("Thunder Gold") for 4,000,000 common shares of Thunder Gold, valued at $0.1 million upon closing. The Company will retain a 2.0% NSR royalty on the property;

  Paid a special dividend payment in the amount of C$0.03 per share on September 15, 2023, with a record date of August 1, 2023;
  For the three months ended September 30, 2023, received or accrued payments on 1,095 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,901 and an average cash cost of $5 per attributable GEO. For the nine months ended September 30, 2023, received or accrued payments on 2,878 attributable GEOs at an average realized price of $1,893 and an average cash cost of $6 per attributable GEO (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2023, recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.4 million, net loss of $2.1 million, and Adjusted EBITDA of $0.5 million. For the nine months ended September 30, 2023, recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.3 million, net loss of $4.0 million, and Adjusted EBITDA of $0.9 million (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2023, generated operating cash margin of $1,896 per attributable GEO, and for the nine months ended September 30, 2023, generated operating cash margin of $1,887 per attributable GEO from the Wharf, El Realito, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see Non-IFRS Financial Measures);
  For the three months ended September 30, 2023, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.7 million, and for the nine months ended September 30, 2023, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.1 million (see Non-IFRS Financial Measures);
  On May 27, 2022, the Company announced that it had entered into a new equity distribution agreement with a syndicate of agents to establish an ATM equity program (the "2022 ATM Program") under which the Company may distribute up to $50.0 million (or the equivalent in Canadian Dollars) in Common Shares of the Company. From inception to the date of this press release, the Company distributed 1,328,078 Common Shares under the 2022 ATM Program at an average price of $5.01 per share for gross proceeds of $6.6 million, of which none were sold during the three months ended September 30, 2023; and
  On May 19, 2023, the Company closed a second supplemental loan agreement (the "Supplemental Loan Agreement") to amend its loan facility by:

i. extending the maturity date to May 9, 2027;

ii. increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, of which C$21.0 million will be undrawn after giving effect to the C$4.0 million conversion described below;

iii. increasing the interest rate from 8.0% to 10.0% per annum;

iv. amending the conversion price of the fourth drawdown from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment;

v. amending the conversion price of C$4.0 million of the third drawdown from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price.  Upon closing the Company issued Beedie 545,702 Common Shares for the conversion of the C$4.0 million;

vi. amending the conversion price of the remaining C$1.0 million of the Third Drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment; and

vii. All other terms of the loan facility remain unchanged.

NOVA ROYALTY ACQUISITION

On September 7, 2023, the Company entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which the Company agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Nova. Pursuant to the Arrangement Agreement, Nova shareholders will receive 0.36 of a Metalla Common Share for each Nova common share held prior to the Nova Transaction (other than with respect to holders of Nova common shares exercising dissent rights). In accordance with the Arrangement Agreement, each Nova restricted share unit will vest into a Nova common share at the close of the Nova Transaction and will be exchanged for 0.36 of a Metalla Common Share, and each Nova stock option will be replaced with a fully vested replacement option.  All replacement options will be adjusted as per the terms of the Arrangement Agreement and be exercisable into Metalla Common Shares.

Based on the assumptions set out above, upon completion of the Nova Transaction, the Company expects that existing Metalla and Nova shareholders would own approximately 60.41% and 39.59% of the combined company, respectively, on a fully diluted basis.  The Nova Transaction is subject to approval at a special meeting of Nova shareholders which is scheduled for November 27, 2023. Additionally, the Nova Transaction is also subject to certain approvals of the British Columbia Supreme Court, the TSX-V, the NYSE, the receipt of all necessary regulatory and third-party approvals, and other customary conditions.

Nova Royalty

Nova is a royalty and streaming company that is focused on acquiring copper royalties and as at the date of this press release, has a portfolio of 23 royalties including the following key royalties:

  0.42% NSR royalty on Taca Taca operated by First Quantum Minerals Ltd.;
  0.315% NSR royalty on the Copper World Complex operated by Hudbay Minerals Inc.;
  1.0% NSR royalty on Aranzazu operated by Aura Minerals Inc.;
  0.08% NPI royalty on Josemaria operated by Lundin Mining Corp.;
  0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations on Vizcachitas operated by Los Andes Copper Ltd.;

  0.25% NSR royalty on Tatogga operated by Newmont Corp.;
  2.0% NSR royalty on NuevaUnion operated as a 50/50 joint venture between Teck Resources Ltd. and Newmont Corp.; and
  1.0% NPR royalty on West Wall operated as a 50/50 joint venture between Anglo American plc and Glencore plc.

Beedie Capital Strategic Partnership

Beedie has agreed, concurrent with closing of the Nova Transaction, to:

  subscribe to C$15.0 million in an equity placement into Metalla;
  amend and increase the existing Beedie Loan Facility; and
  repay and terminate the Nova Loan Facility.

Equity Placement

Beedie entered into a subscription agreement to complete a C$15.0 million equity placement (the "Equity Placement") in Metalla, pursuant to which it agreed, subject to certain conditions, to subscribe for 2.8 million subscription receipts (the "Subscription Receipts") of Metalla, at a price of C$5.29 per Subscription Receipt, which was the closing price of the Metalla Common Shares on the TSX-Venture Exchange on September 7, 2023, the day prior to the announcement of the Nova Transaction. Beedie completed funding of the Equity Placement into escrow on October 23, 2023. Upon closing of the Nova Transaction, and subject to certain customary conversion conditions for a transaction of this nature, each Subscription Receipt will convert into one Metalla Common Share, without payment of additional consideration or further action and the subscription funds will be released to the Company from escrow. The Company expects that the proceeds of the Equity Placement will be used for the future acquisition of royalties and streams, and general and administrative expenses.

Metalla Convertible Loan

Metalla and Beedie have entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to amend and restate the Beedie Loan Facility dated July 28, 2020, between Metalla and Beedie.  The A&R Loan Facility will be effective as of the closing of the Nova Transaction, provided that certain conditions have been satisfied. Pursuant to the A&R Loan Facility, the parties agreed to:

i. increase the maximum aggregate principal amount of the loan from C$25.0 million to C$50.0 million;

ii. drawdown C$4.2 million from the A&R Loan Facility with a conversion price of C$6.00 per share to refinance the principal amount due under the Beedie Loan Facility;

iii. drawdown C$12.2 million from the A&R Loan Facility with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility;

iv. drawdown an amount equal to the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova Transaction, to refinance such amount, with a conversion price equal to the market price of the shares of Metalla at the time of conversion. As at September 30, 2023, the accrued and unpaid interest due under the Nova Loan Facility was C$1.8 million;

v. drawdown an amount equal to the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova Transaction, to refinance such amount, which will not be convertible into shares of Metalla.  As at September 30, 2023, the accrued and unpaid fees due under the Nova Loan Facility were C$0.7 million;

vi. establish for an 18-month period, paid-in-kind interest of a cash 10.0% per annum compounded monthly to the principal effective at closing of the Nova Transaction, and thereafter reverting to interest payment of 10.0% on a monthly basis;

vii. payment of an amendment fee of C$0.1 million and any outstanding costs and expenses payable by Metalla; and

viii. update the existing security arrangements to include security to be provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility.

Nova Convertible Loan

As per the A&R Loan Facility and as discussed above, concurrent with closing of the Nova Transaction, Metalla will draw down on the A&R Loan Facility and pay out and discharge all obligations under the Nova Loan Facility, which will be terminated concurrently.

ASSET UPDATES

Below are updates during the three months ended September 30, 2023, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

La Encantada

On October 12, 2023, First Majestic Silver Corp. ("First Majestic") announced production of 94 ounces of gold and 0.6 Moz of silver from La Encantada in the third quarter of 2023. On July 20, 2023, First Majestic provided 2023 guidance in the range of 3.1 - 3.3 Moz silver.

Metalla received 99 GEOs from La Encantada for the third quarter of 2023.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On October 25, 2023, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 22,269 oz gold for the third quarter of 2023. As reported by Agnico on July 26, 2023, an investigation is ongoing for additional sulphide mineralization with a plan to drill 4,000 meters at the Chipriona target which is northwest and adjacent to El Realito royalty boundary.

Metalla received 398 GEOs from El Realito for the third quarter of 2023.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf Royalty

On November 8, 2023, Coeur Mining Inc. ("Coeur") reported third quarter production of 22.7 Koz gold and updated the full year guidance for Wharf to 88 – 95 Koz gold. Exploration efforts in 2023 will focus on geological modelling and planning for 2024.

Metalla received 192 GEOs from Wharf for the third quarter of 2023.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

New Luika Silver Stream

On October 23, 2023, Shanta Gold Limited ("Shanta") reported that it produced 18.3 Koz of gold and 27.2 Koz of silver at NLGM in Tanzania in the third quarter of 2023.  Shanta also reiterated their guidance of 66 - 72 Koz of gold from NLGM in 2023.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Côté-Gosselin

On October 23, 2023, IAMGOLD Corporation ("IAMGOLD") reported that it had completed 90.6% of the construction at the Côté Gold Project. IAMGOLD also announced the completion of another successful drill campaign at Gosselin and reported additional results. IAMGOLD stated that recent drilling at Gosselin provides evidence that the 5 Moz gold Gosselin deposit is approaching similar dimensions to the adjacent 14 Moz gold Côté deposit. IAMGOLD expects to incorporate recent drill results into an updated resource estimate for Gosselin in the IAMGOLD year end Mineral Resources disclosure. In addition, IAMGOLD continues to advance technical studies on Gosselin, including metallurgical testing, mining, and infrastructure studies to review alternatives to optimize the possible inclusion of the Gosselin deposit into a future Côté Gold life-of-mine plan. Significant intervals from the Gosselin drilling program include:

  0.65 g/t gold over 472 meters including 1.59 g/t gold over 51 meters;
  0.82 g/t gold over 356 meters including 1.09 g/t gold over 132 meters;
  1.40 g/t gold over 300.8 meters including 1.71 g/t gold over 207.3 meters;
  1.53 g/t gold over 240 meters including 2.26 g/t gold over 120 meters; and
  0.72 g/t gold over 500.8 meters.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the 5 Moz gold Gosselin Resource estimate.

Figure 1: Gosselin Composite Longitudinal Section (Source: IAMGOLD press release dated October 23, 2023)

Endeavor

On October 16, 2023, Polymetals Resources Inc ("Polymetals") released a robust mine restart study at Endeavor. Polymetals declared an initial 10-year mine life producing 9.8 Moz silver, 210 kt zinc and 62 kt lead over life of mine with first concentrate production targeted for H2-2024. The study produced A$201 million in pre-tax net present value at an 8% discount rate and an internal rate of return of 91%, with expenditures estimated to be A$23.7 million.

In addition, Polymetals released an updated ore Reserve estimate at Endeavor where Proven and Probable Reserves totaled 14 Moz silver, 226 kt zinc and 100 kt lead at grades of 78 g/t, 4.04% and 1.79%, respectively.

Metalla holds a 4.0% NSR royalty on all lead, zinc and silver produced from Endeavor.

Amalgamated Kirkland Property

On October 25, 2023, Agnico announced that it is evaluating the opportunity to process near surface and Amalgamated Kirkland ore at the LaRonde complex. Average annual production from the near surface deposit and AK deposit could be between 20 Koz and 40 Koz of gold, commencing in 2024. The results of an internal evaluation on the AK deposit will be reported in the first half of 2024.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

Fifteen Mile Stream

On October 10, 2023, St. Barbara Limited ("St. Barbara") reported results of an updated pre-feasibility study ("PFS") for Fifteen Mile Stream as a standalone project via the relocation of the Touquoy processing plant. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. The PFS results include strong project economics including a post-tax net present value at 5% of C$174 million and post-tax internal rate of return of 20.3%, from a capital outlay of C$182 million. As part of the PFS, an updated Proven and Probable Reserve estimate was declared, including the 149 deposit, with a total of 618 Koz at 1 g/t gold and a total Measured and Indicated Resource estimate of 739 Koz at 1 g/t gold and a total Inferred Resource estimate of 98 Koz at 1.3 g/t gold. St. Barbara will focus on the preparation of an updated environmental and social impact assessment for the new project design and stated that development could begin as early as FY2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Tocantinzinho

On September 12, 2023, G Mining Ventures ("G Mining") reported that the Tocantinzinho project is 51% complete and remains on track for commercial production in H2-2024. G Mining also reported that the project remains on budget and is fully funded through completion and ramp-up to commercial production.

Metalla holds a 0.75% GVR Royalty on Tocantinzinho.

La Guitarra

On November 1, 2023, Sierra Madre Gold & Silver Ltd ("Sierra Madre") reported an updated resource estimate at the La Guitarra silver-gold mine where Indicated Resources totaled 27.2 Moz AgEq at 220 g/t AgEq and Inferred Resources totaled 20.2 Moz AgEq at 153 g/t AgEq. Sierra Madre plan to release a mine restart study on the La Guitarra mine in Q1 2024.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buy back for $2.0 million.

Fosterville

On August 25, 2023, Agnico reported that gold production from Fosterville for the third quarter of 2023 totalled 59.8 Koz gold. Drilling during the quarter targeted the Lower Phoenix where a key target called the Cardinal fault, a hanging wall splay of the Swan structure, returned a highlight intercept of 10.8 g/t gold over 10 meters including 96.4 g/t over 0.4 meters.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Wasamac

On October 26, 2023, Agnico reported that during the quarter, it further advanced internal studies to assess potential production opportunities at Wasamac along with alternative processing scenarios at either LaRonde or the Canadian Malartic mill. Agnico also stated that it was updating studies that were previously completed at Wasamac and believes it has the potential to be a low-cost mine with annual production of 150 - 200 Koz of gold with moderate capital outlays and initial production commencing in 2029. The results of the Wasamac internal evaluation will be reported through the first half of 2024.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Lama

On November 2, 2023, Barrick reported that a geological review of results received from drilling in the first quarter of 2023 was ongoing to generate new drill targets for the fourth quarter of 2023. Total exploration, evaluation and project expenses for the whole Pascua-Lama project totaled $5 million for the third quarter of 2023.

Metalla holds a 2.5%-3.75% GP royalty on gold and a 0.25%-3.0% NSR royalty on all other metals (other than gold and silver) at Lama.

Castle Mountain

On October 31, 2023, Equinox Gold Corp. ("Equinox") reported that 8,411 meters of exploration drilling was completed during the quarter to infill drill at the South Overburden and JSLA dumps. In addition, a surface exploration program of geological mapping and channel sampling was ongoing with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future Mineral Resource estimation. The mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024. A total of $4.4 million was spent on Phase 2 permitting and optimization for the quarter.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

La Parrilla

On August 14, 2023, Silver Storm Mining Ltd. (“Silver Storm”) reported an updated resource estimate for the La Parrilla silver mine complex. Total Indicated Resources were 5.19 Moz at 263 g/t AgEq and Inferred Resources totaled 10.3 Moz at 256 g/t AgEq. On November 2, 2023, Silver Storm extended mineralization beyond the mineral resources with highlight intercepts of 206 g/t AgEq over 5.2 meters, 414 g/t AgEq over 0.8 meters and 225 g/t AgEq over 1.5 meters.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Akasaba West

On October 26, 2023, Agnico announced that the Akasaba West project remained on schedule through the third quarter with achievement of commercial production expected to occur in the first quarter of 2024.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Beaufor

On November 3, 2023, Monarch Mining Corporation ("Monarch") announced that one of its creditors, that is owed C$10.1 million, had provided notice of its intention to exercise certain rights in respect of the security for its loan, with the loan secured by all assets of Monarch. The Beaufor mine was put on care and maintenance in September 2022, and Monarch’s financial statements for the year ended June 30, 2023, released on September 28, 2023, noted a material uncertainty that may cast significant doubt upon Monarch’s ability to continue as a going concern.  The Company considered the serving of notice by one of its creditors, and the disclosure by Monarch about its ability to continue as a going concern, as indicators of impairment on Beaufor and fully impaired the royalty to $Nil, and for the nine months ended September 30, 2023, recorded an impairment charge of $1.1 million.

Metalla holds a 1.0% NSR royalty on the Beaufor mine, and while it has written down the royalty to $Nil for accounting purposes, it will continue to monitor the project, and if the project is restarted or sold to an entity with a plan to restart mining and processing activities, the Company will do a further analysis to see if any part of the impairment can be reversed in the future.

Montclerg

On September 6, 2023, GFG Resources Inc. reported the deepest high-grade lower footwall intercept at the Montclerg gold project yielding 10.21 g/t gold over 2.7 meters Additional holes included highlight intercepts of 0.92 g/t gold over 33 meters and 5.78 g/t gold over 1.1 meters.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Camflo

On October 26, 2023, Agnico reported that the next phase of exploration drilling began at the Camflo property. On June 20, 2023, Agnico reported that it completed more than 14,000 meters of drilling, which marks the first exploration drill program since the 1.6 Moz past-producing deposit was closed in 1992. Significant results reported over multiple zones include 1.5 g/t gold over 81 meters, 3.3 g/t gold over 38.7 meters, 3.2 g/t gold over 16.2 meters, 3.7 g/t gold over 7.1 meters, and 1.6 g/t gold over 20.3 meters. The second phase of exploration drilling at Camflo will test for potential lateral extensions of mineralization and infill known zones. Agnico believes the mineralization could be mined via an open-pit and processed at the Canadian Malartic Mill, 4 Km away.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~4km northeast of the Canadian Malartic operation.

Green Springs

On August 17, 2023, and September 6, 2023, Contact Gold Corp announced the results from step out drilling at Green Springs. Highlight intercepts from the X-ray zone include 1.9 g/t gold over 25.91 meters, 1.41 g/t gold over 12.19 meters and 0.86 g/t gold over 35.05 meters.

Metalla holds a 2.0% NSR royalty on the Green Springs project.

Tower Mountain

On June 12, 2023, Thunder Gold reported they expanded the footprint at Tower Mountain adding 565 hectares from Metalla. On May 15, 2023, Thunder Gold reported final results from the 4,000-meter phase one drilling program at Tower Mountain with significant results of 0.59 g/t gold over 36.3 meters, 0.53 g/t gold over 24.5 meters and 0.56 g/t gold over 10.5 meters.

Metalla holds a 2.0% NSR royalty on the Tower Mountain property.

Detour DNA

On July 26, 2023, Agnico reported a drill hole two kilometers west of the open pit mineral reserves with a highlight of 2.8 g/t gold over 14.4 meters, further demonstrating continuity of mineralization along the Detour horizon past the area identified for underground mining potential.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville price participation royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three and nine months ended September 30, 2023, were as follows:

	Three months	Nine months
	ended	ended
Attributable GEOs during the period from:	September 30, 2023	September 30, 2023
Higginsville	375	1,105
Wharf	192	703
El Realito	398	799
La Encantada	99	180
NLGM	31	91
Total attributable GEOs	1,095	2,878

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for three and nine months ended September 30, 2023, was:

	Three months	Nine months
	ended	ended
	September 30, 2023	September 30, 2023
Cost of sales for NLGM	$6	$18
Total cash cost of sales	6	18
Total attributable GEOs	1,095	2,878
Average cash cost per attributable GEO	$5	$6

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for three and nine months ended September 30, 2023, was:

	Three months	Nine months
	ended	ended
	September 30, 2023	September 30, 2023
Royalty revenue (excluding fixed royalty payments)	$1,299	$3,139
Payments from derivative assets	723	2,134
Revenue from NLGM	60	176
Sales from stream and royalty interests	2,082	5,449
Total attributable GEOs sold	1,095	2,878
Average realized price per attributable GEO	$1,901	$1,893

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for three and nine months ended September 30, 2023, was:

	Three months	Nine months
	ended	ended
	September 30, 2023	September 30, 2023
Net loss	$(2,127)	$(3,970)
Adjusted for:
Royalty interest impairment	1,053	2,355
Gain on sales of mineral claims	-	(5,093)
Interest expense	128	785
Finance charges	59	137
Loss (gain) on modification of loan payable	-	1,417
Income tax provision	27	1,270
Depletion	787	1,700
Foreign exchange loss (gain)	89	311
Share-based payments	501	1,968
Adjusted EBITDA	$517	$880

Refer the Company's MD&A for the three and nine months ended September 30, 2023, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements in this press release include, but are not limited to, statements regarding: the completion of the Nova Transaction, including the receipt of the necessary approvals and satisfaction of the closing conditions; the conversion of Subscription Receipts into Common Shares; the use of proceeds of the Equity Placement; the amendment of the Beedie Loan Facility at closing of the Nova Transaction, including the satisfaction of the conditions to effectiveness of the A&R Loan Facility; the amendment of the conversion price of the C$4.2 million outstanding under the Beedie Loan Facility to C$6.00 per share; the completion of the drawdowns of the Beedie Loan Facility to refinance the principal amount due under the Beedie Loan Facility and refinance and retire the Nova Loan Facility; the termination of the Nova Loan Facility; ; future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla; the payment of the special dividend and the anticipated timing thereof; the future sales of common shares under the 2022 ATM Program and the value of the gross proceeds to be raised; the future availability of funds, including drawdowns pursuant to the Company’s loan facility (as amended or supplemented); the effective interest rate of drawdowns under the Company’s loan facility (as amended or supplemented) and the life expectancy thereof; the future conversion of funds drawn down by Metalla under its loan facility (as amended or supplemented); the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof;  the completion by property owners of announced capital expenditure programs;  the expected 2023 production guidance at La Encantada; the completion of 4,000 meters of  exploration drilling by Agnico at the Chipriona deposit at El Realito; the expected 2023 production at Wharf; the focus of the exploration efforts at Wharf in 2023; the expected 2023 production guidance at NLGM; the expectations regarding the dimensions of the Gosselin deposit; additional technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans; the planned drilling for 2023 at Gosselin; the expected production and the reserves estimates for Endeavor; the production potential at the AK deposit and the anticipated timing thereof; the reporting of the results of an internal evaluation on the AK deposit and the timing thereof; the expected production and the reserves estimates for Fifteen Mile Stream; the updated environmental and social impact assessment for Fifteen Mile Stream; St. Barbara’s plans regarding development of Fifteen Mile Stream including the timing thereof; the start of commercial production at Tocantinzinho and the anticipated timing thereof; the resource estimate for La Guitarra; the release of a mine restart study on the La Guitarra mine and anticipated timing thereof; the assessment of the Wasamac project by Agnico, and the reporting of the results of their internal evaluation and the anticipated timing thereof; the expected production potential at Wasamac and the expected timing of commencement of production; the ongoing review of results received from drilling by Barrick and the generation of new drill targets; phase two optimization, engineering and permitting, including the timing and costs thereof at Castle Mountain; the beginning of the preparation of a preliminary draft Environmental Impact Statement for Castle Mountain and the timing thereof; the expected timing of start of production at Akasaba West; the second phase of exploration drilling at Camflo, and test for potential lateral extensions of mineralization and infill known zones; Agnico’s belief regarding open-pit mining and location of processing at Camflo; the anticipated drill program at Camflo property and the anticipated timing thereof;  the amount and timing of the attributable GEOs expected by the Company in 2023; the availability of cash flows from the Wharf, Higginsville, El Realito, NLGM and La Encantada royalties and streams; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;  future gold and silver prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;  costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends;  future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects

.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to the Nova Transaction, including the failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the Nova Transaction and the potential for a third party to make a superior proposal to the Nova Transaction; that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Nova Transaction; risks related to the completion of the A&R Loan Facility, including the failure to satisfy the required conditions to effectiveness and the risk that the drawdowns under the A&R Loan Facility will not occur as expected; that the Nova Loan Facility will not be terminated; that the Subscription Receipts will not be converted into Common Shares; that the proceeds of the Equity Placement will not be used as anticipated; risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests  and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made;  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;  business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past;  that some royalty and stream interests are subject to rights of other interest-holders;  that Metalla's royalties and streams may have unknown defects; risks related to Metalla's sole material asset, the Côté property; risks related to general business and economic conditions; risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel;  risks related to Metalla's financial controls;  dividend policy and future payment of dividends;  competition;  that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable;  risks related to conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future; risks associated with Metalla's 2022 ATM Program;   risks related to Metalla's current credit facility and financing agreements;  litigation;  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;  interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk;  risks related to Metalla's information systems and cyber security;  risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business;  risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks;  risks related to climate change; environmental risks;  that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;  risks associated with the acquisition and maintenance of mining infrastructure;  that Metalla's success is dependent on the efforts of operators' employees;  risks related to mineral resource and mineral reserve estimates;  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;  risks related to land title; risks related to international operations;  risks related to operating in countries with developing economies;  risks related to the construction, development and expansion of mines or projects;  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market;  that existing securityholders may be diluted;  risks related to Metalla's public disclosure obligations;  risks associated with future sales or issuances of debt or equity securities; risks associated with the Company's loan facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained;  risks related to the enforcement of civil judgments against Metalla;  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.